UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2022

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seagen, Inc.

File No. 000-32405 -- CF# 35637

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Seagen, Inc. (formerly Seattle Genetics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on November 6, 2017, as amended April 13, 2018.

Based on representations by Seagen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through November 6, 2027
Exhibit 10.1	through November 6, 2027
Exhibit 10.3	through November 6, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana Hartz
Chief, Knowledge Management Office